Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following excerpts are from a transcript of a conference call held as part of the Wells Fargo Healthcare Conference on September 4, 2025, and attended by Udit Batra, CEO and President of Waters Corporation (“Waters”), which included discussions in connection with the proposed business combination between Waters and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

Okay. Switching gears over to the BD deal. When you and I spoke after the second quarter a few weeks ago, you said you actually passed twice on the deal, the first time it came across your desk. What changed your tune? What was the hook that kind of clicked in your mind to actually look at it again more seriously?

Udit Batra

President, CEO & Director

I think I wouldn’t overplay how many times we passed. I think bankers come every single day and sometimes they come twice a day with the same idea. So I think all I want to say is, look, we were not proactively...

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

It wasn’t entirely obvious, at least.

Udit Batra

President, CEO & Director

One part of the business was well understood, and we’ve known it for over — at least I personally have known it for a decade. The other part was not, right? And I want to talk a little bit about how the process occurred. So we got in a room with the management presentation and what convinced us more were several things, right?

So one, the strategic fit is impeccable, right? So we were after building a biologics QC domain. And for that, you needed 2 pieces, and we were very public about it. We’re nothing, as I said, we’re nothing if we’re not boring. We talked about this almost 5 years ago that we want to take our business model and build the same business model that exists in small molecules for large molecules. And for that, we need larger number of bioanalytical instruments, instruments that are used to characterize large molecules.

So that’s why we went after Wyatt. That’s why we acquired this technology called Halo to look at particles. And flow cytometry and faster PCR and single cell analysis are technologies that are used to assess large molecules as well. And they were on our road map. And in fact, if you go back to my presentations in different conferences, you’ll find flow as one of the boxes on our Empower chart where we wanted other instruments. So that was number one.

Number two, in order to build strength in the biologics consumables space, you need a reagents portfolio. And we were after a reagents portfolio for a while, especially antibodies. And here, you get one of the best antibody portfolios in the industry, right? And the best — one of the best capabilities in the biologics arena, right? So those 2 were big tick marks as we looked at the portfolio.

Number three, in mass spec. Mass spec is currently used in specialty diagnostic labs. And I’m not talking about core labs with high throughput, et cetera. But specialty diagnostics labs in hospitals today use mass spec for newborn screening, for endocrinology tests, for therapeutic drug monitoring, for drugs of abuse testing, tests that are difficult to do with immunoassays, right? Mass spec already is there.

We had the ambition to automate that workflow and increase the number of tests that are used with mass spec, right? That’s a $1.5 billion end market, grows high single digits. We’ve been growing double digits in that market. We isolated that business or separated that business a few years ago, took it from a low single digit to a high single-digit grower. And we were on the hunt for regulatory and commercial capabilities and automation capabilities to enhance our portfolio there, and here comes BD with that exact same portfolio. So strategically, the fit is impeccable.

Second, and I’ll stop here with the monologue. As we looked at the value creation opportunity, this is not pie in the sky stuff. This is concrete operational improvements, and you can — on the revenue side, on the cost side, it’s very tactical. But on the revenue side, these are operational improvements that we’ve made at Waters just now over the last 5 years. There’s an instrument replacement opportunity. There’s an e-commerce penetration opportunity, and there’s a service attachment opportunity, where have you heard that before, right? And so we will — we’re just going to simply apply those into a new portfolio, and we did a ton of work during diligence to get comfortable with that, right? The strategic synergies are pretty obvious.

And then on the cost side, we saw — we signed up for $200 million in synergies. In my previous experience with a large acquisition, we signed up for about — if we had signed up for the same proportion, we would have about $130 million, $140 million more in synergies. So we have room there.

And thirdly, on the microbiology business, we haven’t signed up for anything that we’re going to do to improve that business. So we felt very comfortable on the value creation side. And then it’s a question of what you pay for it, right? And we felt we paid quite a reasonable price to get asset.

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

You are definitely sharing a remarkable amount of detail. It’s pretty clear the amount of diligence that’s gone into the workup in the numbers. And I’ve got to give you high marks for that. I’ve never seen that before. I mean, this $290 million of revenue synergies, not $300 million, right? It’s very specific. And I appreciate the detail.

Why share all that with TheStreet and kind of sign up for that. But at a higher level, right, BD is going to own 40% of Waters. [ They have a vested ] interest to actually sure that those synergy numbers are real, too. So when you went through the process, did you go in separate rooms and come up with your own numbers and then put them together and to validate them?

Udit Batra

President, CEO & Director

Highly collaborative process. And I sort of gave you an example of that when we talked about the instrument replacement or e-commerce or service attachment, right? As the — and remember, there’s a reverse diligence because BD owns 40% of the company, of the new company, right? So there was a reverse diligence as well.

And when we presented our instrument replacement protocol, as just an example, right, which started off as a spreadsheet on my computer back in 2020 is now a protocol that is in a CRM system. I mean, BD said, hey, why the heck aren’t we doing this, right? So it’s an operational improvement. Yes, it’s called a synergy because we’ve done that and the new business hasn’t done it, right? So a highly collaborative process.

In terms of the specifics that we gave, look, Brandon, that’s what we’ve done at Waters in the last 5 years, right? I mean, 5 years ago, we gave sort of these 5 initiatives, instrument replacement service, attach e-commerce, new product launches and CDMOs. And every year at the JPMorgan conference, sorry, not here, at another conference, I presented the report card. And for 5 years running, we’ve done that. So I think it’s less trying to pander to any ideas more habits. I mean, we like to be specific, and we’ll share specifics. So you can make up your own mind, if you like, the story or not.

Same thing we did at Investor Day that was well before the BD acquisition. We sort of said, okay, these are the 4 or 5 idiosyncratic growth drivers, there’s pricing that contributes this much, PFAS that contributes as much. And part of it has also got a method to its madness because if I show those externally and I show those internally, and I have names across each of those, I have people accountable both internally and externally to those numbers. It makes it much easier to run the business.

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

Maybe just start with cost synergies. I mean, I covered Sigma, it was a well-optimized company, right? It was already at peak margins. People say the same thing about Waters. What’s different about the 2 transactions that would use that as the comp, right? You said you could probably get another $100 million of cost out. What’s different about those 2? And which of the buckets will actually be hardest to take the longest?

Udit Batra

President, CEO & Director

I think you answered your own question. Sigma-Aldrich was in 2014 at an EBIT of 30%, only second to 1 other company. Guess who? Waters. Waters is at 31%, right? So it was a superficially well-optimized company. Millipore was in the mid-20s. If you compare it to BD today, BD is in the mid-20s and Waters is still at 30-plus percent, right? So there is more efficiency to be had from BD. I think that’s lesson #1. Just looking at the math top-down.

Second, when you compare the synergies we extracted only costs, forget revenues for a second, only costs. We delivered between 7.7% and 8% of the total cost base of Millipore and Sigma, not Merck and Sigma, but Millipore and Sigma. If you apply the same ratio to this transaction around $4.5 billion cost base, you would land up with $335 million in cost synergies alone. So that’s $135 million more than the $200 million we have signed up for, right? So that’s just math. That’s just arithmetic comparing what used to be an optimized company in Sigma’s case, a little bit less optimized in BD’s case. When you do the math and you said, well, you did that with Sigma. What if you did that same thing with BD, you have $135 million extra that you can do.

But I think it’s more interesting to look at the specifics. Where do you see it? So we did this top-down math. That’s what I do for a living. Then my team goes and says, okay, either you’re silly and this number has no justification or we can come up with justification for this that is specific, right? So the $200 million contemplates, I just take 1 or 2 line items, right?

Take procurement for a minute, right? Any time you do a merger, you have a larger cost base of things that you procure indirect — for indirect procurement and direct procurement, right, for COGS and for non-COGS domains. We have signed up for about 2% to 2.5% cost reduction on indirect and directly procured equipment and the like. That number is around $50 million out of the $200 million. If I just move it up to benchmark, which is external benchmarks, that’s about 5% of the cost base. That would be about another — that will be just a $50 million increase on the procurement line on its own, right? So that just gives you a sense of where we have room — additional room on the cost synergies.

Take another example, G&A. On G&A, all we’ve done is we’ve said we’ll take out overhead — overlapping overhead in different functions. What we have not done and included is an optimization of the organization that is improving — decreasing the number of layers from me to the front line and improving the number of people reporting to each individual basically increasing the span in the organization. So improving the spans and layers, which is something we did with Waters and you talked about Waters being so optimized.

Back in 2023, we took out 5% of the head count at Waters when the market slowed down by increasing the spans and decreasing the layers in the organization. You apply that logic here, that’s another $30 million to $40 million, right? So you — and purely on BD alone, right?

So on the cost side, we’ve backstopped. We have got a lot of backstops. And you say, again, go back to the collaborative process, we sat down with BD and we shared all of this, and we together said, well, we’ll announce $200 million, and there were some other pieces on the — that had to do with the negotiation. That’s why we signed up for $200 million and not for $300 million on the cost side.

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

Got you. On the revenue synergy front, I mean, I think the commercial excellence bucket is pretty easy to understand. And you’ve executed that playbook very well at Waters. The high-growth adjacent applications are a little bit more debatable, I would say. I mean, it doesn’t feel like to me that channel access has been the gating factor for mass spec becoming more prolific in Dx labs, right? It seems more of a — what problem is it solving, for an example. But maybe touch on just that and what the actual use cases for things like PCR and flow in process development?

Udit Batra

President, CEO & Director

So let’s take flow first and then we go to mass spec, right, because it will illustrate how we got excited and how BD got excited, right? So we got — let’s start with BD. BD got excited when they saw that Waters was going to be the party that they come together with because they have been for the longest time, trying to get flow cytometries, use increase in cell therapy. Today, flow cytometry is used.

So just taking a step back on cell therapy. For cell therapy, you extract cells from a patient, you analyze them using flow cytometers to see what you extracted. Then you modify them through a process, basically different types of processes, but let’s assume you’re modifying the cell. The modification is tracked in process using a flow cytometer. And the final release of the product, which is then fully modified itself, different types of cells that go back into the patient, guess what you use? You use flow cytometry to determine if the cell has been modified, as you said you were going to modify it, right? So the tool that is currently used is flow cytometry.

Now when you look at — so that’s sort of the basics. When you look at the market today, there’s about what, 9 to 10 cell therapies in the market, maybe a bit more, maybe a bit less. About 30% of those use BD’s flow cytometers, right? There are about 700 to 800 cell therapies in the pipeline globally. Less than 10% use BD’s flow cytometers today.

So when they saw that Waters was coming in, they said, do you have access to all these folks, especially in the manufacturing domain, there’s no one better than us as Waters to take the product into QC or into manufacturing, right? So that excited the team. We’ve started and looked at all the customers. We looked at the — we looked at their locations. We looked at our commercial footprint and said, Yes, we can generate easily $40 million over the next 5 years with this particular synergy probably sooner, right? It’s a cross-selling opportunity, if anything.

Second and which is something we don’t have in the synergy numbers today, second and the more important strategic value is simplifying the flow cytometry workflow like we have it for LCs. And there are 2 pieces to it. One, taking the box and making it simpler.

And two, having the software be compatible with Empower. Where have you heard that before? You’ve heard — just heard it recently with Wyatt. We acquired Wyatt with life scattering that was exactly in the same place where flow is today. And we took it into QA/QC by making it compatible with Empower, right? And so that’s the part that is not in the synergy numbers that we’ve signed up for. So very practical again, right? So this is not pie in the sky stuff. This is very practical that has been diligence to the teams together.

On the mass spec side, mass spec today is used for newborn screening, for therapeutic drug monitoring, for drugs of abuse, for endocrinology in hospitals. 80% of the tests are done in hospitals with mass specs. Unfortunately, that workflow is not automated. And any time you have to expand the number of tests, it requires regulatory and medical expertise. Unfortunately, we have neither of those 2 capabilities at Waters. We’ve been building those, but we have neither of those 2 capabilities. And we had said in our strategic plan that we will develop these 2 capabilities, but it will take us some time.

BD has both of those capabilities, number one. That’s a strategic imperative. Again, that’s not in the numbers. What is in the numbers is just having extra access to more labs. Today, in that $1.5 billion specialty diagnostics market, we have roughly a $300 million business, okay? We don’t access most of the hospitals globally because it’s a smaller business. Our Waters division has better access to QA/QC labs but not to hospitals. With BD, we get that access immediately. That’s part of the $40 million.

The other part is service. Clinical laboratories pay a lot to get 24 to 48 hour service turnarounds. We simply don’t have enough service people associated with their clinical business to consummate that for our customers. With BD, you have service engineers present in each and every hospital around the globe, right? So service lift, a small amount of commercial expansion that gives you the diagnostics number. We’ve not included the strategic value that we would generate over the 3- to 5-year time frame, right?

So again, very, very tactical. So none of this is theoretical stuff. This is all sort of diligence with spreadsheets and that’s why we’re comfortable providing the details.

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

Got you. That’s incredibly helpful. If I just think about the risks and to really, I don’t know, intangible, I think about culture, power struggles, leadership, attrition, like BD actually has more employees than Waters. Are you going to put all the organization together? And I don’t know. It’s just like how do you just smash them together without...

Udit Batra

President, CEO & Director

You don’t ever smash anything together. Let’s again break it down a little bit, right? First thing is to sort of make sure that the home base is secured, that the base business is running well, right? And I think you’ll agree with me that the Waters space business is running reasonably well, and we provide incredible amounts of detail to judge how it’s going. And it’s not just me or my CFO, Amol, it’s actually a broader team and many of you who were at the Investor Day would have seen those folks, they’re running different parts of the business. So the base business is in good shape, and that’s a task #1 during this time.

Task #2 is from now until close and thank goodness, we have a few months, right, even though there’s no regulatory challenge, the close is probably in Q1 of this year. So not probably, it’s in Q1 this year, maybe a bit faster. But Q1 this — sorry, in Q1 in 2026. From now until then, what we’re doing is taking the plans that we developed together before the announcement, validating them. But more — the integration, there’s an integration planning team that’s working on both sides with a few members who are validating these numbers, validating the customers without sort of overlap, so there’s something called a clean team that sits aside.

But most importantly, their task is to find individuals who are going to be accountable to deliver these initiatives, deliver the improvement of flow penetration in cell therapy customers. Who’s the individual who’s going to do it. So at Waters, we have something called the deletion experiment. We love our teams, okay?

Don’t get me wrong. We love what we do. We love the problems we’re trying to solve, but a team has individuals. And we say, if you don’t exist, how would we miss you? So if you were not there or more provocatively deleted, how would we miss you? So what is your unique contribution to the mission of the team? And the whole idea from now until close is to find the individuals who we will miss if they’re not there and not able to deliver the flow synergy or the mass spec synergy, right? So the whole idea from now until then is that.

And the third piece that you mentioned is around culture. It’s absolutely critical. And I want to take you back 5 years ago, actually, September 1, 5 years ago is when I joined Waters. Waters has always been a technologically strong company as is BD, right? You go to the flow headquarters in San Jose. My God. I mean, you have per square foot, probably one of the highest concentrations of IQ in a building, right? Super, super folks who understand flow cytometer, who understand cell therapy, who understand everything about lasers, about [ dyes ], et cetera. I mean, you name it.

Same as Waters, similar culture. Very focused on customers’ problems, right? The challenge for Waters was not being commercially as strong and executionally not focused on a few topics not having enough accountability and delivering fast. And that’s exactly the challenge that we find at BD.

And it’s largely because it’s a business in a very large medical equipment company, right? It just simply hasn’t had the attention. So our intention is not to go in and start changing things left, right and center. Our intention is to bring the cultural elements that have helped Waters become successful over the last 5 years, and they have less to do with knocking heads and changing people left, right and center. They have more to do with changing the ways we do things, especially on execution, where we will focus on a few priorities, some of which have already been delineated publicly. We will do the deletion experiment. We’ll say who’s accountable for what. And there will be a sense of urgency. Not everything we do is we’re going to get right.

So we’re going to move fast and some experiments will not work, but fine, but there’ll be enough experiments being done that at an aggregate level will be fine. So I mean that is what we intend to do. And you know what, you have to have sufficient level of humility to know what — to not act like you know everything. We’ll learn some things. And we’ll talk about it once the acquisition starts. What’s the fun of knowing everything and every model predicting what’s going to happen in the future. So it’s going to be interesting and fun. But I’m very, very optimistic about where we’re headed.

Brandon Couillard

Wells Fargo Securities, LLC, Research Division

It’s really helpful. You’re planning to raise $4 billion of debt to fund the deal. What’s your assumed interest rate? And I expect you would probably do that maybe a few months before the close?

Udit Batra

President, CEO & Director

Yes, so no real challenge there. I think the question behind the question is what is your leverage ratio, it’s about 2.5, 2.6. I mean, and within a year or so, we will probably go down a turn. And down the line, I mean, let’s say, 2 years post acquisition, we’ll be well below sort of closer to 1, 1.5, well below the 2, 2.5, right? So one can talk about capital allocation at that point.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.